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                                                                 Exhibit (d)(15)

                                                                  March 21, 2001

Roy F. Weston
C/o Roy F. Weston, Inc.
1400 Weston Way
West Chester, PA 19380-1499


Re:  Merger Transaction

Dear Mr. Weston:

         This letter shall memorialize our agreement concerning the merger transaction (the "Merger") between Roy F. Weston, Inc. (the "Company") and an affiliate of American Capital Strategies, Ltd. ("ACAS") contemplated by the Agreement and Plan of Merger dated March 9, 2001 (the "Merger Agreement"). The parties to the Merger Agreement are the Company, ACAS Acquisitions (Weston), Inc. ("ACAS Acquisitions") and its subsidiary, Weston Acquisition Corporation ("Subsidiary"). The surviving corporation in the Merger is referred to in this letter as the "surviving company".

         Intending to be legally bound upon the telecopy exchange of signed counterparts of this letter, you and the undersigned (each only with respect to those numbered paragraphs of this letter noted in the signature lines below) agree as follows:



         1. After the closing of the Merger, ACAS Acquisitions shall cause the surviving company to assume and be bound by the terms of the Continuing Services/Retirement Agreement dated July 19th, 1997 between you and the Company.

         2. After the closing of the Merger, ACAS Acquistions shall cause the surviving company to provide to you, on at least a quarterly basis, financial reports of the surviving company broken down by division from the "CorpTrack" system (or any successor system that may be implemented by the surviving company to generate similar reports). You acknowledge that those reports and the information in those reports will be confidential and you shall keep all such reports and information in those reports confidential.

         3. After the closing of the Merger, you shall, on at least a quarterly basis, be an "invited guest" to meetings of the board of directors of the surviving company.

         4. After the closing of the Merger, the general partners of RFW Partnership Limited (the "Limited Partnership") promptly shall take all necessary action to dissolve the Limited Partnership and distribute the assets of the Limited Partnership pursuant to the terms of the Agreement of Limited Partnership executed November 4, 1994 (the "Limited Partnership Agreement"). Katherine W. Swoyer and Susan W. Thompson, as two of the three general partners of the Limited Partnership, individually and as representatives of RFW Enterprises, Inc., understand from you that Limited Partnership units in the Limited Partnership have been or will be distributed before closing, such that upon the closing of the merger and dissolution of the Limited Partnership (a) the partners other than you and your wife would be entitled to receive 134,220 shares of Company Common Stock (or the merger proceeds therefrom), corresponding to the limited



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                  partnership units that have been or will be distributed to them before closing, and (b) you and your wife would be entitled to receive the remaining shares of Company Common Stock (or the merger proceeds therefrom), free and clear of any encumbrances whatsoever.

         5. You acknowledge that you have met with Alan Solow, Kurt Stimpson and Abe Thomas on Tuesday, March 20, 2001, and you are satisfied that Messrs. Solow, Stimpson and Thomas believe that the Merger is in the best interests of the Company.

         6. After the closing of the Merger, ACAS Acquistions shall not take any action to discourage any employee of the surviving company from having contact with you.

         7. You shall immediately withdraw with prejudice all claims asserted in (a) the arbitration proceeding, including the Demand for Arbitration, that you commenced on March 9, 2001, in the American Arbitration Association, in which you are named as Claimant and Katherine W. Swoyer, Susan W. Thompson,
                  A. Frederick Thompson, Thomas M. Swoyer, Wayne F. Hosking, Jr., Jennifer Hosking, Melissa Kalucki, Patrick W. Swoyer and Arnold P. Borish are named as Respondents, involving allegations of violation of a January 1998 Stock Pooling Agreement; and (b) the Notice of Arbitration and mediation demand, dated March 9, 2001, that you delivered to Katherine
                  W. Swoyer and Susan W. Thompson, involving allegations of violation of the Limited Partnership Agreement.

         8. You shall not commence, or assist any other person in commencing or prosecuting, any legal proceeding to oppose the Merger; provided, however, that nothing in this paragraph 8 shall prevent you from voting your shares of Series A Common Stock in a vote of the Company's shareholders, or your shares of Common Stock in a "Pool Vote" as defined in Paragraph 1.02(a) of the January 1998 Stock Pooling Agreement, for or against the merger in your sole discretion.

         9. As previously approved by the Board of Directors of the Company, the Company shall reimburse you for the fees and expenses of your counsel, Lamb, Windle and McErlane, P.C. up to a maximum amount of $25,000 (or a greater amount, if approved by the Board of Directors of the Company).



                                                     Very truly yours,



ACAS Acquisitions (Weston), Inc.          Roy F. Weston, Inc.
(As to paragraphs 1, 2, 3, 4,             (as to paragraphs 7, 8 and 9 only)
5, 6 and 8 only)

By: /s/ David Ehrenfest Steinglass         By: /s/ William L. Robertson
    ______________________________             __________________________
    Authorized Officer                            Chief Executive Officer


[Signatures continued on next page]


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[signature lines continued from preceding page]


/s/ Katherine W. Swoyer
______________________________________________________
Katherine W. Swoyer ,  individually and
as a representative of RFW Enterprises, Inc.
(As to paragraphs 4, 7 and 8 only)

/s/ Susan W. Thompson
______________________________________________________
Susan W. Thompson,  individually and
as a representative of RFW Enterprises, Inc.
(As to paragraphs 4, 7 and 8 only)





Agreed and accepted on March 21, 2001:


/s/ Roy F. Weston
______________________________________________________
Roy F. Weston
(as to all paragraphs)


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